

```
// life motto
if (sad() === true) {
  sad().stop();
  beAwesome();
}
```

Paulo Taylor · 3rd

Co-Founder & Chief Technology Officer at Call Assistant Inc

Lisbon Area, Portugal · 500+ connections · **Contact info**

Call Assistant

**Instituto Superior de
Engenharia de Lisbo**

Experience



Chief Technology Officer
Call Assistant · Full-time
Jan 2020 – Present · 9 mos
Lisbon Area, Portugal



Chief Technology Officer
WanderSafe - Travel Safer
Dec 2018 – Present · 1 yr 10 mos
Lisbon Area, Portugal



Co-Founder
Muxima Bio
Sep 2013 – Present · 7 yrs 1 mo
Lisbon Area, Portugal



Founder
Control Space
Feb 2014 – Present · 6 yrs 8 mos
Amsterdam Area, Netherlands



Entrepreneur in Residence

Beta-i - Association for the promotion of Innovation and Entrepreneurship

Mar 2013 – Mar 2015 · 2 yrs 1 mo

Lisbon Area, Portugal

Helping startups finding their way to success

Show 5 more experiences ⌄

Education

Instituto Superior de Engenharia de Lisboa (ISEL)

Telecommunications, Computer Science

1994 – 1999

Incomplete Graduation



